Exhibit 99.2

Notice and Access Notification to Shareholders
Notice of 2023 Annual Meeting of Shareholders and Notice of Availability of Meeting Materials

Annual Meeting of Shareholders of Cameco Corporation will be held:

When:	Wednesday, May 10, 2023	Via live audio webcast from Saskatoon, SK at

	8:30 a.m. (Saskatoon time)	https://web.lumiagm.com/488859676 (password cameco2023)

Or:	Cameco Corporation, 2121 – 11th Street West, Saskatoon, Saskatchewan

Cameco Corporation (the Company) has adopted the notice-and-access method for delivery of its meeting materials to its shareholders. As a registered or non-registered shareholder you are receiving this notification to advise that the meeting materials in connection with the 2023 annual meeting of shareholders are available online. The use of this alternate means of delivery is permitted by Canadian securities regulators and minimizes the use of printed paper materials to reduce printing, paper and mailing costs associated with the annual meeting of shareholders.

The Company has posted online electronic copies of the management proxy circular and the Company’s 2022 annual report (which includes its audited consolidated financial statements for the fiscal year ended December 31, 2022 and related management’s discussion and analysis) (collectively, the meeting materials). Shareholders who have not provided standing instructions to receive meeting materials by mail are receiving this notification, along with either a proxy form or voting instruction form, so they may provide their voting instructions.

ACCESSING THE MEETING MATERIALS ONLINE
• Via the Invest section of our website at cameco.com/invest/2023-annual-meeting	• The Company’s profile on SEDAR (sedar.com)

MATTERS TO BE RECEIVED OR VOTED ON AT THE MEETING	proxy circular page reference

• Receive the financial statements – receive the audited consolidated financial statements for the financial year ended December 31, 2022 and the auditor’s report thereon	page 6

• Elect the directors – election of the directors of Cameco Corporation	page 5, 15 to 24

• Reappoint the auditors – appoint KPMG LLP as auditors for the ensuing year	page 5

• Advisory vote on executive compensation (“say on pay”) – consider an advisory resolution on Cameco’s approach to executive compensation	page 7, 63 to 105

OBTAIN A PAPER COPY OF THE MEETING MATERIALS At any time prior to the meeting or for a period of one year from the date the meeting materials are filed on SEDAR, you can request a free paper copy by:	SHAREHOLDERS ARE REMINDED TO REVIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING AS IT HAS BEEN PREPARED TO GUIDE YOUR VOTING DECISIONS
• Calling 1-888-433-6443 (toll free) or 416-682-3801 outside Canada and the United States • Sending an email to: tsxt-fulfilment@tmx.com

Requests for paper copies made before the meeting will be sent to you within three business days of receiving your request. To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 4:00 p.m. (Saskatoon time) on April 26, 2023 (this takes into account the three-business day period for processing requests as well as typical mailing times). Please note that if you request a paper copy of the meeting materials, you will not receive a new proxy form or voting instruction form, so please keep the original form sent with this notice in order to vote.

Requests for paper copies made on or after the date of the meeting will be sent to you within 10 days after receiving your request.

VOTING

Please note – You cannot vote by returning this notice. The voting process is different depending on whether you are a registered or non-registered shareholder. You are a registered shareholder if your name appears on your share certificate. You are a non-registered (beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder. To vote in advance of the meeting, choose which of the two voting methods set out below applies to you. You will need your control number contained in the accompanying proxy form or voting instruction form to vote online.

In advance

Registered shareholders - You can vote online at www.meeting-vote.com or by email at proxyvote@tmx.com. You may also vote by completing the proxy form and sending it to TSX Trust Company, Attention: Proxy Department at P.O. Box 721, Agincourt, ON M1S 0A1.

Non-registered shareholders - You can vote online at www.proxyvote.com or by telephone at 1-800-474-7493. You may also vote by completing the voting instruction form and sending it to Data Processing Centre, P.O. Box 3700, Stn Industrial Park, Markham, ON L3R 9Z9.

Submit your voting instructions right away to meet the voting deadline. For your voting instructions to be valid, they must be received by TSX Trust Company before 8:30 a.m. CST on Monday, May 8, 2023, or if the meeting is postponed or adjourned, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the meeting is reconvened.

At the meeting

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) can participate in the meeting, submit questions and vote, all in real time, connect to the meeting via the internet to https://web.lumiagm.com/488859676 using the latest version of Chrome, Safari, Edge or Firefox on your computer, tablet or smartphone, or attend the meeting and vote the shares in person.

Non-registered shareholders who wish to participate in the meeting, submit questions and vote must appoint themselves as proxyholder as described below. Non-registered shareholders who have not appointed themselves as proxyholders may attend as guests but will not be able to vote or ask questions at the meeting.

Appointing a proxyholder

Any shareholder that wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form must carefully follow the instructions in the circular and on the form of proxy or voting instruction form. If you are a non-registered shareholder who wishes to appoint themselves as proxyholder to attend and vote at the meeting you must also follow these instructions.

The steps for appointing a proxyholder to vote at the meeting via the live webcast are different than for appointing a proxyholder who will vote in person at the meeting and include the additional step of registering your proxyholder with our transfer agent, TSX Trust Company prior to the meeting but after submitting the form of proxy or voting instruction form. You must follow these instructions closely or your proxyholder will not be able to attend and vote at the meeting on your behalf.

See voting instructions on pages 9 through 14 of the management proxy circular for information on how to vote and other important things to know.

QUESTIONS

Shareholders with questions or who wish to obtain further information about notice and access can call TSX Trust Company toll free at 1-800-387-0825.